GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP ANNOUNCES COMPLETION OF ACQUISITION OF KAMINAK GOLD CORPORATION

Vancouver, British Columbia, July 19, 2016 – Goldcorp Inc. ("Goldcorp") (TSX: G, NYSE: GG) is pleased to announce the closing of the previously announced acquisition of Kaminak Gold Corporation ("Kaminak") (TSX-V: KAM) by way of a court-approved plan of arrangement (the "Arrangement").

"The acquisition of Kaminak and its Coffee project in the Yukon is consistent with our strategy of populating our asset pipeline with opportunities that are accretive to net asset value per share," said David Garofalo, Goldcorp President and Chief Executive Officer. "With a large, geologically prospective land package in a mining friendly jurisdiction, the Coffee project has the potential to grow into a camp to deliver long-term significant sustainable value for our partners and stakeholders. Kaminak has done an excellent job engaging with First Nations throughout the initial exploration phases, which will serve as a solid foundation for us to build upon as the project enters the next phase of development."

Pursuant to the Arrangement, Goldcorp acquired all of the issued and outstanding common shares of Kaminak for consideration of 0.10896 of a common shares of Goldcorp for each outstanding Kaminak share. Goldcorp now owns 100% of the outstanding Kaminak shares. On closing of the Arrangement, Goldcorp issued an aggregate of 20,997,312 Goldcorp Shares to former Kaminak shareholders, including former holders of Kaminak options, who now hold approximately 2.5% of the 853,398,240 Goldcorp Shares issued and outstanding, on an undiluted basis.

The Kaminak shares are expected to be delisted from the TSX Venture Exchange on or about July 20, 2016.

Full details of the Arrangement and certain other matters are set out in the management information circular of Kaminak dated June 7, 2016 (the "Information Circular"). A copy of the Information Circular and the early warning report filed by Goldcorp in connection with the purchase of the Kaminak shares can be found under Kaminak's profile on SEDAR at www.sedar.com or by contacting Goldcorp at the number shown below. The purpose of the Arrangement was to acquire all of the issued and outstanding Kaminak shares.

Kaminak shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact CST Trust Company, the depository for the Arrangement, at: North American Toll Free: 1-800-387-0825 Email: inquiries@canstockta.com.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Kaminak to Goldcorp, the development of the Coffee project, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Lynette Gould
Director, Investor Relations
Goldcorp Inc.
Telephone: (800) 567-6223
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com